FORM 11-K

(Mark one)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1997

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _______________________.

Commission file number # 001-04364

                   RYDER STUDENT TRANSPORTATION SERVICES, INC.
                            RETIREMENT/SAVINGS PLAN
                               Ryder System, Inc.
                              3600 N.W. 82 Avenue
                              Miami, Florida 33166

                              REQUIRED INFORMATION
                              --------------------

FINANCIAL STATEMENTS                                                    PAGE NO.
--------------------                                                    --------
\bullet\  Independent Auditors' Report                                      2
\bullet\  Statements of Net Assets Available for Plan Benefits
            December 31, 1997 and 1996                                      3
\bullet\  Statements of Changes in Net Assets Available for Plan Benefits
            for the years ended December 31, 1997 and 1996                  4
\bullet\  Notes to Financial Statements                                     5

EXHIBITS
--------
\bullet\  Exhibit Index                                                    15
\bullet\  Independent Auditors' Consent                                    16
\bullet\  Item 27A - Schedule of Assets Held for Investment Purposes
            December 31, 1997                                              17
\bullet\  Item 27d - Schedule of Reportable Transactions
            December 31, 1997                                              18


                                   SIGNATURE
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                       RYDER STUDENT TRANSPORTATION SERVICES,
                                       INC. RETIREMENT/SAVINGS PLAN

Date: June 29, 1998                    By: /s/ THOMAS E. MCKINNON
                                          --------------------------------
                                       Thomas E. McKinnon
                                       Chairman - Retirement Committee
                                       Executive Vice President - Human
                                         Resources and Corporate Services

                          INDEPENDENT AUDITORS' REPORT

The Participants and Administrator
Ryder Student Transportation Services, Inc. Retirement/Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of Ryder Student Transportation Services, Inc. Retirement/Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1997 and 1996 and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG PEAT MARWICK LLP


Miami, Florida
June 26, 1998

      RYDER STUDENT TRANSPORTATION SERVICES, INC. RETIREMENT/SAVINGS PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1997 AND 1996


                                                           1997          1996
                                                        ----------    ----------
Assets
Investments:
  Short-term money market instruments                   $  476,496        38,171
  Investment contracts, at contract value                3,742,738     4,077,233
  Pooled investment funds
    (cost: 1997 - $4,247,856; 1996 - $2,492,367)         4,156,928     2,668,758
  Ryder System, Inc. Common Stock
    (cost: 1997 - $12,853; 1996 - $0)                       12,132          --
  Participant loans receivable                             452,643       291,049
                                                        ----------    ----------
      Total investments                                  8,840,937     7,075,211
Contributions receivable and other                          13,402        43,707
                                                        ----------    ----------

Net assets available for plan benefits                  $8,854,339     7,118,918
                                                        ==========    ==========


                 See accompanying notes to financial statements.

       RYDER STUDENT TRANSPORTATION SERVICES, INC. RETIREMENT/SAVINGS PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                          1997           1996
                                                       ----------     ----------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in value of investments           $  284,016        111,298
    Dividends                                             496,050        435,299
    Interest                                              161,572         18,933
                                                       ----------     ----------
        Net investment income                             941,638        565,530
                                                       ----------     ----------
  Contributions:
    Employer                                              338,198        458,721
    Employee                                            1,404,838      1,235,117
                                                       ----------     ----------
        Total contributions                             1,743,036      1,693,838
                                                       ----------     ----------
        Total additions                                 2,684,674      2,259,368
                                                       ----------     ----------
Deductions from net assets attributed to:
  Distributions to plan participants and other            932,110        672,539
  Administrative expenses                                  17,143           --
                                                       ----------     ----------
        Total deductions                                  949,253        672,539
                                                       ----------     ----------

        Net increase                                    1,735,421      1,586,829

Net assets available for plan benefits:
  Beginning of year                                     7,118,918      5,532,089
                                                       ----------     ----------
  End of year                                          $8,854,339      7,118,918
                                                       ==========     ==========


                 See accompanying notes to financial statements.

                   RYDER STUDENT TRANSPORTATION SERVICES, INC
                             RETIREMENT/SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF  PLAN

     The following description of the Ryder Student Transportation Services, Inc. Retirement/Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

     GENERAL. The Plan is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

     The Plan Administrator is the Ryder System, Inc. Retirement Committee. Effective July 1, 1997, Fidelity Management Trust Co. became the Plan's trustee. Prior to July 1, 1997, The Dreyfus Trust Co. was the Plan's trustee.

     ELIGIBILITY. Participation in the Plan is voluntary. However, to participate in the Plan, an employee must meet certain eligibility requirements related to employment date, age and service hours. In general, part-time employees of Ryder Student Transportation Services, Inc. (the "Company"), a subsidiary of Ryder System, Inc., ("RSI") are eligible to participate in the Plan. However, an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan. In addition, employees eligible to participate in either RSI sponsored qualified savings plans, are excluded from participation in the Plan.

     CONTRIBUTIONS. Each participant may elect to contribute to the Plan by having his compensation reduced by a minimum of 1% of compensation up to a maximum of the lesser of a) 15% of compensation, b) $9,500 ($10,000 as of January 1, 1998), or c) such other amount as shall be determined by the Company's Retirement Committee from time to time. The Company matches 100% of the employee's annual contribution up to $200 per person. In addition, each Plan year, the Company, at its discretion, may make a profit sharing contribution. The Company made a profit sharing contribution of $113,565 and $115,338 for 1997 and 1996, respectively.

     PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Earnings are currently allocated on a daily basis.

     VESTING. Participants are immediately vested in their contributions plus earnings thereon. Participants' are fully vested in the Company contributions at all times.

     INVESTMENT OPTIONS. Participants may elect to contribute to, or transfer among, any of thirteen investment options. Participants may transfer among funds on a daily basis. Note 4 provides a description of each investment option and a summary of net assets available for plan benefits and changes in net assets available for plan benefits for each investment fund of the Plan as of and for the years ended December 31, 1997 and 1996.

     PARTICIPANT LOANS. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and accrue interest at a rate, which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

     DISTRIBUTIONS. On termination of service, if a participant's account balance is greater than $3,500 ($5,000 as of January 1, 1998), a participant's account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant's consent. Terminated participants whose account balance is less than $3,500 ($5,000 as of January 1, 1998) receive automatic distributions. As of December 31, 1997 and 1996, amounts allocated to accounts of terminated persons who have not yet been paid totaled $245,726 and $261,016, respectively. A participant may request a withdrawal of all or a portion of his elective contribution account balance if he can demonstrate financial hardship. The Plan's recordkeeper approves the request, based on the direction of the Plan Administrator, and the amount withdrawn cannot be subsequently repaid to the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING. The financial statements of the Plan are prepared on the accrual basis of accounting. Certain 1996 financial statement amounts have been reclassified to conform with the current year presentation.

     USE OF ESTIMATES. The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     INVESTMENTS. Investements in short-term instruments are stated at cost which approximates fair value. Investment in fully benefit-responsive insurance company and bank investment contracts are stated at contact value (which approximates fair market value) which represents contributions made under the contracts plus interest at the contract rate, less funds for withdrawals. Pooled investment funds are valued at quoted market prices, which represent the net asset value of the securities held in such funds. RSI common stock is valued at its quoted market price. Participant loans receivable are valued at cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade date basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation(depreciation) in the fair value of its investments which consists of the related gains or losses and the unrealized appreciation(depreciation) on those investments. Dividends on RSI common stock are recorded on the record date. Interest income is recorded on the accrual basis.

     PAYMENT OF BENEFITS. Benefits are recognized when paid.

3.   INVESTMENTS

     The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at December 31, 1997 and 1996:

                                                         1997            1996
                                                      ----------      ----------

     Fidelity U.S. Equity-Income Fund                 $1,933,744      $     --
     Fidelity Diversified International Fund             741,092            --
     Fidelity Emerging Growth Fund                     1,198,806            --
     Fidelity Puritan Fund                                  --         1,294,885
     Fidelity Worldwide Fund                                --           546,475
     Dreyfus New Leaders Fund                               --           827,398

4.   PLAN INVESTMENT FUNDS

     Investment Fund A ("Fund A") - Fund A invests in short-term money market instruments and investment contracts with insurance companies, banks and other financial institutions. Effective July 1, 1997, monies in the short-term interest income fund managed by Dreyfus Trust Company were transferred to the Fidelity Short-term Interest Fund. Fund A continues to maintain investments in fully benefit-responsive investment contracts (yields ranging from 4.9% to 8.0%) with various insurance companies, banks and financial institutions.

     Investment Fund B ("Fund B") - Fund B is invested in a broadly diversified portfolio of high yielding securities such as common stocks, preferred stocks and bonds. This fund had been invested solely in shares of the Fidelity Puritan Fund. On July 1, 1997, holdings in the Fidelity Puritan Fund were liquidated and reinvested in the Fidelity U.S. Equity-Income Fund.

     Investment Fund C ("Fund C") - Fund C invests mainly in equity securities issued by companies of all sizes anywhere in the world, including the United States. Fund C may also invest in debt securities of any quality. This fund had been invested solely in shares of the Fidelity Worldwide Fund. On July 1, 1997, holdings in the Fidelity Worldwide Fund were liquidated and reinvested in the Fidelity Diversified International Fund.

     Investment Fund D ("Fund D") - Fund D invests in emerging smaller-sized companies, both domestic and foreign, which are characterized by new or innovative products, services or processes. This fund had been invested solely in shares of the Dreyfus New Leaders Fund. On July 1, 1997, holdings in the Dreyfus New Leaders Fund were liquidated and reinvested in the Fidelity Emerging Growth Fund.

     Investment Fund E ("Fund E") - Fund E invests only in shares of Ryder System, Inc. Shares in this fund are purchased on a regular and continuous basis. Dividends are automatically reinvested in the common stock.

     Investment Fund F ("Fund F") - Fund F, the Fidelity Asset Manager Growth Fund, was added as an investment option in the Plan on July 1, 1997. This fund's goal is to provide high total return over the long term. This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments.

     Investment Fund G ("Fund G") - Fund G, the Fidelity Asset Manager Fund, was added as an investment option in the Plan on July 1, 1997. This fund's goal is to provide high total return with reduced risk over the long-term. This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments.

     Investment Fund H ("Fund H") - Fund H, the Fidelity Asset Manager Income Fund, was added as an investment option in the Plan on July 1, 1997. This fund's goal is to provide high current income, but also considers the potential for long-term growth. This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments.

     Investment Fund I ("Fund I") - Fund I, the Fidelity U.S. Bond Index Fund, was added as an investment option in the Plan on July 1, 1997. This fund's goal is to provide investment results that correspond to the aggregate price and interest performance of the debt securities in the Lehman Brothers Aggregate Bond Index. The fund purchases investment-grade securities with maturities of at least one year including U.S. Treasury and U.S. or government securities, corporate bonds, asset-backed and mortgage-backed securities, and U.S. dollar denominated foreign securities.

     Investment Fund J ("Fund J") - Fund J, the Spartan U.S. Equity Index Fund, was added as an investment option in the Plan on July 1, 1997. This fund's goal is to match the total return of the Standard & Poor's 500 Index. The fund invests in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the index. The fund's manager focuses on duplicating the composition and performance of a specific market index as opposed to a strategy of selecting attractive stocks.

     Investment Fund K ("Fund K") - Fund K, the Putnam Voyager Fund(A), was added as an investment option in the Plan on July 1, 1997. This fund invests primarily in common or capital stocks, though it may invest in other types of securities, including convertible bonds, convertible preferred stock, warrants, preferred stock or debt securities.

     Investment Fund L ("Fund L") - Fund L, the Fidelity Growth Company Fund, was added as an investment option in the Plan on July 1, 1997. This fund's goal is long-term capital growth. The fund invests in common stocks of companies with earnings or gross sales that indicate the potential for above-average growth.

     Investment Fund M ("Fund M") - Fund M, the Fidelity Contrafund Fund, was added as an investment option in the Plan on July 1, 1997. This fund invests primarily in U.S. and foreign common stocks that the fund manager believes are undervalued or out of favor. Investments can include any type of security that may produce capital growth. These out-of-favor stocks may have frequent and greater price changes than stocks of other companies.

     The number of participants' accounts in each of the funds at December 31, 1997 and 1996 is as follows:

                                           1997       1996
                                          -----      -----
                      Fund A              3,878      5,577
                      Fund B                895        843
                      Fund C                622        589
                      Fund D                746        719
                      Fund E                 34        N/A
                      Fund F                 29        N/A
                      Fund G                 25        N/A
                      Fund H                 17        N/A
                      Fund I                 27        N/A
                      Fund J                 59        N/A
                      Fund K                 40        N/A
                      Fund L                 58        N/A
                      Fund M                 72        N/A


     The following schedules summarize the net assets available for plan benefits and changes in net assets available for plan benefits for each investment fund of the Plan as of and for the years ended December 31, 1997 and 1996.


                     NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1997


                                           FUND A       FUND B        FUND C      FUND D         FUND E      FUND F        FUND G
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Assets
Investments:
  Short-term money market instruments    $  476,496         --           --           --           --           --           --
  Investment contracts                    3,742,738         --           --           --           --           --           --
  Pooled investment funds                      --      1,933,744      741,092    1,198,806         --         24,977       24,563
  Ryder System, Inc. Common Stock              --           --           --           --         12,132         --           --
  Participant loans receivable                 --           --           --           --           --           --           --
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
      Total investments                   4,219,234    1,933,744      741,092    1,198,806       12,132       24,977       24,563
Contributions receivable and other            7,383        3,339        1,776        2,706           35           38           28
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------

Net assets available for plan benefits   $4,226,617    1,937,083      742,868    1,201,512       12,167       25,015       24,591
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========

Participant units outstanding             4,219,234       36,896       45,945       50,476        1,212        1,352        1,339
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========

Participant unit value                   $     1.00        52.50        16.17        23.80        10.04        18.50        18.37
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========

                                                                                                                   LOAN
                                          FUND H       FUND I     FUND J       FUND K     FUND L      FUND M       FUND
                                         ---------   ---------   ---------   ---------   ---------   ---------   ---------
Assets
Investments:
  Short-term money market instruments         --          --          --          --          --          --          --
  Investment contracts                        --          --          --          --          --          --          --
  Pooled investment funds                   10,078       4,703      89,772      35,951      38,549      54,693        --
  Ryder System, Inc. Common Stock             --          --          --          --          --          --          --
  Participant loans receivable                --          --          --          --          --          --       452,643
                                         ---------   ---------   ---------   ---------   ---------   ---------   ---------
      Total investments                     10,078       4,703      89,772      35,951      38,549      54,693     452,643
Contributions receivable and other               9          26         114          56          76         105      (2,289)
                                         ---------   ---------   ---------   ---------   ---------   ---------   ---------

Net assets available for plan benefits      10,087       4,729      89,886      36,007      38,625      54,798     450,354
                                         =========   =========   =========   =========   =========   =========   =========

Participant units outstanding                  827         436       2,566       1,887         890       1,173
                                         =========   =========   =========   =========   =========   =========

Participant unit value                       12.20       10.85       35.03       19.08       43.40       46.72
                                         =========   =========   =========   =========   =========   =========


                                           TOTAL
Assets                                   ---------
Investments:
  Short-term money market instruments      476,496
  Investment contracts                   3,742,738
  Pooled investment funds                4,156,928
  Ryder System, Inc. Common Stock           12,132
  Participant loans receivable             452,643
                                         ---------
      Total investments                  8,840,937
Contributions receivable and other          13,402
                                         ---------

Net assets available for plan benefits   8,854,339
                                         =========

Participant units outstanding


Participant unit value


                     NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1996


                                                                                                LOAN
                                           FUND A       FUND B        FUND C       FUND D       FUND          TOTAL
                                         ----------   ----------   ----------   ----------   ----------    ----------
Assets
Investments:
  Short-term money market instruments    $   38,171         --           --           --           --          38,171
  Investment contracts                    4,077,233         --           --           --           --       4,077,233
  Pooled investment funds                              1,294,885      546,475      827,398         --       2,668,758
  Participant loans receivable                 --           --           --           --        291,049       291,049
                                         ----------   ----------   ----------   ----------   ----------    ----------
      Total investments                   4,115,404    1,294,885      546,475      827,398      291,049     7,075,211
Contributions receivable and other           26,363       11,506        6,471        9,808      (10,441)       43,707
                                         ----------   ----------   ----------   ----------   ----------    ----------

Net assets available for plan benefits   $4,141,767    1,306,391      552,946      837,206      280,608     7,118,918
                                         ==========   ==========   ==========   ==========   ==========    ==========

Participant units outstanding             4,077,233       74,120       34,939       19,977
                                         ==========   ==========   ==========   ==========

Participant unit value                   $     1.02        17.63        15.83        41.91
                                         ==========   ==========   ==========   ==========

                     NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                              FUND A       FUND B       FUND C        FUND D        FUND E
                                            ----------   ----------    ----------   ----------    ----------
Additions to net assets attributed to:
Net investment income:
  Net appreciation(depreciation)
   in value of investments                  $     --        282,477        52,373      (41,861)         (755)
  Dividends                                    122,912       97,143        26,439      234,584          --
  Interest                                     133,949            5             5            8          --
                                            ----------   ----------    ----------   ----------    ----------
    Net investment income                      256,861      379,625        78,817      192,731          (755)
                                            ----------   ----------    ----------   ----------    ----------
Contributions:
  Employer contributions                       174,775       66,851        34,585       55,589         1,300
  Employee contributions                       606,954      324,497       166,034      256,320         3,448
                                            ----------   ----------    ----------   ----------    ----------
    Total contributions                        781,729      391,348       200,619      311,909         4,748
                                            ----------   ----------    ----------   ----------    ----------
Participant loan repayments                     97,723       15,665        12,346       16,690           211
                                            ----------   ----------    ----------   ----------    ----------
    Total additions                          1,136,313      786,638       291,782      521,330         4,204
                                            ----------   ----------    ----------   ----------    ----------
Deductions from net assets attributed to:
Distributions to plan participants
  and other                                    658,579      110,950        47,451       93,582           697
Plan fees and expenses                          15,473          454           702          286             3
Loans to participants                          183,267       52,108        27,022       45,922            18
Interfund transfers                            194,144       (7,566)       26,685       17,234        (8,681)
                                            ----------   ----------    ----------   ----------    ----------

    Total deductions                         1,051,463      155,946       101,860      157,024        (7,963)
                                            ----------   ----------    ----------   ----------    ----------

    Net increase                                84,850      630,692       189,922      364,306        12,167

Net assets available for plan benefits:
  Beginning of year                          4,141,767    1,306,391       552,946      837,206          --
                                            ----------   ----------    ----------   ----------    ----------
  End of year                               $4,226,617    1,937,083       742,868    1,201,512        12,167
                                            ==========   ==========    ==========   ==========    ==========


                                              FUND F        FUND G        FUND H        FUND I        FUND J
                                            ----------    ----------    ----------    ----------    ----------
Additions to net assets attributed to:
Net investment income:
  Net appreciation(depreciation)
   in value of investments                      (1,481)         (653)          (55)           54         2,239
  Dividends                                      2,514         1,644           350            69           720
  Interest                                        --            --            --            --            --
                                            ----------    ----------    ----------    ----------    ----------
    Net investment income                        1,033           991           295           123         2,959
                                            ----------    ----------    ----------    ----------    ----------
Contributions:
  Employer contributions                           595           351           320           645           516
  Employee contributions                         4,259         2,848           978         2,673        12,464
                                            ----------    ----------    ----------    ----------    ----------
    Total contributions                          4,854         3,199         1,298         3,318        12,980
                                            ----------    ----------    ----------    ----------    ----------
Participant loan repayments                         94           182            38           182           226
                                            ----------    ----------    ----------    ----------    ----------
    Total additions                              5,981         4,372         1,631         3,623        16,165
                                            ----------    ----------    ----------    ----------    ----------
Deductions from net assets attributed to:
Distributions to plan participants
  and other                                       (570)         --            --             321           274
Plan fees and expenses                               9            12             3            18           110
Loans to participants                                5            79          --              79            26
Interfund transfers                            (18,478)      (20,310)       (8,459)       (1,524)      (74,131)
                                            ----------    ----------    ----------    ----------    ----------

    Total deductions                           (19,034)      (20,219)       (8,456)       (1,106)      (73,721)
                                            ----------    ----------    ----------    ----------    ----------

    Net increase                                25,015        24,591        10,087         4,729        89,886

Net assets available for plan benefits:
  Beginning of year                               --            --            --            --            --
                                            ----------    ----------    ----------    ----------    ----------
  End of year                                   25,015        24,591        10,087         4,729        89,886
                                            ==========    ==========    ==========    ==========    ==========



                                                                                         LOAN
                                              FUND K        FUND L        FUND M         FUND          TOTAL
                                            ----------    ----------    ----------    ----------    ----------
Additions to net assets attributed to:
Net investment income:
  Net appreciation(depreciation)
   in value of investments                      (1,116)       (3,244)       (3,962)         --         284,016
  Dividends                                      1,933         3,422         4,320          --         496,050
  Interest                                        --            --            --          27,605       161,572
                                            ----------    ----------    ----------    ----------    ----------
    Net investment income                          817           178           358        27,605       941,638
                                            ----------    ----------    ----------    ----------    ----------
Contributions:
  Employer contributions                           548         1,301           822          --         338,198
  Employee contributions                         5,916         7,728        10,719          --       1,404,838
                                            ----------    ----------    ----------    ----------    ----------
    Total contributions                          6,464         9,029        11,541          --       1,743,036
                                            ----------    ----------    ----------    ----------    ----------
Participant loan repayments                        208           511           714      (144,790)         --
                                            ----------    ----------    ----------    ----------    ----------
    Total additions                              7,489         9,718        12,613      (117,185)    2,684,674
                                            ----------    ----------    ----------    ----------    ----------
Deductions from net assets attributed to:
Distributions to plan participants
  and other                                       (570)         --            (345)       21,741       932,110
Plan fees and expenses                               6            12            55          --          17,143
Loans to participants                               38            83            25      (308,672)         --
Interfund transfers                            (27,992)      (29,002)      (41,920)         --            --
                                            ----------    ----------    ----------    ----------    ----------

    Total deductions                           (28,518)      (28,907)      (42,185)     (286,931)      949,253
                                            ----------    ----------    ----------    ----------    ----------

    Net increase                                36,007        38,625        54,798       169,746     1,735,421

Net assets available for plan benefits:
  Beginning of year                               --            --            --         280,608     7,118,918
                                            ----------    ----------    ----------    ----------    ----------
  End of year                                   36,007        38,625        54,798       450,354     8,854,339
                                            ==========    ==========    ==========    ==========    ==========


               CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                                                       LOAN
                                               FUND A       FUND B        FUND C        FUND D         FUND          TOTAL
                                             ----------   ----------    ----------    ----------    ----------    ----------
Additions to net assets attributed to:
Net investment income:
  Net appreciation in value of investments   $     --         13,751        53,918        43,629          --         111,298
  Dividends                                     222,097      137,544        18,425        57,233          --         435,299
  Interest                                          170           76            39            60        18,588        18,933
                                             ----------   ----------    ----------    ----------    ----------    ----------
    Net investment income                       222,267      151,371        72,382       100,922        18,588       565,530
                                             ----------   ----------    ----------    ----------    ----------    ----------

Contributions:
  Employer contributions                        289,751       75,697        35,865        57,408          --         458,721
  Employee contributions                        633,973      276,468       127,994       196,682          --       1,235,117
                                             ----------   ----------    ----------    ----------    ----------    ----------
    Total contributions                         923,724      352,165       163,859       254,090          --       1,693,838
                                             ----------   ----------    ----------    ----------    ----------    ----------

Participant loan repayments                      63,919       10,194         7,888         7,599       (89,600)         --
                                             ----------   ----------    ----------    ----------    ----------    ----------

    Total additions                           1,209,910      513,730       244,129       362,611       (71,012)    2,259,368
                                             ----------   ----------    ----------    ----------    ----------    ----------

Deductions from net assets attributed to:
Distributions to plan participants
  and other                                     499,792       75,376        27,161        38,976        31,234       672,539
Loans to participants                           161,721       13,695        10,899        17,538      (203,853)         --
Interfund transfers                             260,928     (104,343)      (45,821)     (110,764)         --            --
                                             ----------   ----------    ----------    ----------    ----------    ----------

    Total deductions                            922,441      (15,272)       (7,761)      (54,250)     (172,619)      672,539
                                             ----------   ----------    ----------    ----------    ----------    ----------

    Net increase                                287,469      529,002       251,890       416,861       101,607     1,586,829

Net assets available for plan benefits:
  Beginning of year                           3,854,298      777,389       301,056       420,345       179,001     5,532,089
                                             ----------   ----------    ----------    ----------    ----------    ----------
  End of year                                $4,141,767    1,306,391       552,946       837,206       280,608     7,118,918
                                             ==========   ==========    ==========    ==========    ==========    ==========

5.   RELATED PARTY TRANSACTIONS

     The Plan holds shares of Ryder System, Inc. common stock and recorded dividend income, net realized gains on sale and net unrealized appreciation in value of these securities.

     Certain Plan investments are or were shares of mutual funds managed by Fidelity Management Company or The Dreyfus Trust Co. These fund managers are/were affiliated with the Plan's current/former trustee and, therefore, these transactions qualify as party-in-interest.

6.   PLAN TERMINATION

     While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account.

 7.  TAX STATUS OF THE PLAN

     The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter obtained was dated August 26, 1996.

     Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

     Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan, at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

8.   PLAN FEES AND EXPENSES

     Generally, Plan fees and expenses are paid by the participants. At its discretion, the Company may elect to pay some administrative and marketing expenses.

                                 EXHIBIT INDEX
                                 -------------

EXHIBIT              DESCRIPTION
-------              -----------
23.1           Independent Auditors' Consent
99.1           Item 27A - Schedule of Assets Held for
                 Investment Purposes - December 31, 1997
99.2           Item 27d - Schedule of Reportable Transactions
                 December 31, 1997